SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: January 31, 2005
(Date of earliest event reported)

YOCREAM INTERNATIONAL, INC.
(Exact name of registrant as specified in its Charter)

Oregon	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue	97220
Portland, Oregon	(Zip Code)
(Address of principal executive office)	

Registrant's telephone number, including area code: (503) 256-3754

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On January 31, 2005, YoCream International issued a press release announcing financial results for the fourth quarter and the twelve months ended October 31, 2004. A copy of the press release is attached as Exhibit 99.1. This information is being furnished to satisfy Regulation FD, but is not deemed filed under the Securities Exchange Act of 1934.

Item 9.01   Financial Statements and Exhibits.

      (a)   Not applicable.
      (b)   Not applicable.
      (c)   Exhibits.
            (99.1)   Press Release with Quarterly Earnings

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

YOCREAM INTERNATIONAL, INC
(Registrant)

Date: January 31, 2005   By: /s/W. Douglas Caudell
                                    W. Douglas Caudell, Chief Financial Officer

FOR IMMEDIATE RELEASE

For More Information, Contact:

Terry Lusetti 503-256-3754
Investor Relations www.yocream.com

YOCREAM International Reports Fourth Quarter Earnings

PORTLAND, OR January 31, 2005 - YOCREAM International, Inc. (Nasdaq: YOCM), a manufacturer and wholesaler of frozen desserts and smoothies, today reported the financial results for the fourth quarter and the twelve months ended October 31, 2004.

Fourth quarter 2004 sales were $5,060,000, a 1.6% increase compared with $4,978,000 in 2003. Sales for the twelve months ended October 31 were $19,272,000, a 5.9% decrease compared with $20,478,000 in the previous year.

“Sales of the Company’s core products increased 7.1% in 2004; however, overall sales decreased 5.9% primarily related to previously reported events that took place in the prior year,” stated Douglas Caudell, CFO. “These events include the Company’s lead customer switching from the Company’s premixed coffee latte freeze to a competitor’s coffee concentrate product, a regional chain of specialty restaurants suspending purchases of a proprietary gourmet ice cream, and a copacking customer acquiring its own production facility.”

"We are pleased that sales of our core products continued to grow and remain strong," said Tyler Bargas, Director of Sales. "Expanded distribution and increased selling activities are effectively growing this business." The Company's focus on distribution in 2004 resulted in 28 new national distribution points. Additionally, military and healthcare sales rose through concentrated selling activities.

Net income for the fourth quarter increased 43.8% to $71,600 compared with $49,800, and diluted earnings per share were $0.03 compared with $0.02 for the same period last year. Net income for the twelve months decreased 21.4% to $420,600 compared with $535,100, and diluted earnings per share were $0.18 compared with $0.23 last year.

"The increase in profits for the quarter resulted from the growth in sales and reduction in general and administrative expenses. Fiscal year earnings were impacted by increased freight

rates, the decrease in sales earlier in the year and increased fixed costs due to the plant expansion completed in the fourth quarter of fiscal 2003," Caudell stated.

YOCREAM International, Inc., with corporate headquarters and manufacturing facility in Portland, OR, is a pioneer and leading producer of frozen yogurt. Founded in 1977, YOCREAM® produces, markets and sells frozen yogurt, ice cream, frozen custard, and frozen beverages to an established and expanding global marketplace. With a proven history of producing the highest quality product and providing solution-based customer service, YOCREAM International is an industry leader poised for long-term growth. For more information about YOCREAM®, call 1-800-YOCREAM (962-7326) or log on to http://www.yocream.com.

This release may contain certain forward-looking statements, which are based on management's current expectations. Factors that could cause future results to vary materially from these expectations include, but are not limited to, change in distribution abilities, level of customer acceptance of new products, change in co-packing relationships and strategic alliances and other economic, competitive, governmental, regulatory and factors affecting the Company's operations, pricing, products and service. For a more complete discussion of the risks associated with forward-looking information, refer to the Risk Factors contained in the Company's most recent Form 10-KSB filed with the Securities and Exchange Commission on January 31, 2005.

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YOCREAM INTERNATIONAL, INC.

STATEMENTS OF INCOME

	Three Months Ended October 31,		Twelve Months Ended October 31,	
	2004	2003	2004	2003
Sales	$ 5,059,649	$ 4,977,737	$ 19,272,376	$ 20,477,934
Cost of goods sold	3,791,056	3,713,278	14,214,810	14,868,324
Gross profit	1,268,593	1,264,459	5,057,566	5,609,610
Selling, general and administrative expenses	1,162,542	1,231,423	4,364,022	4,619,717
Income from operations	106,051	33,036	693,544	989,893
Other expense				
Unusual expenses	-	-	-	(157,163)
Other income (expense), net	15,442	(7,395)	28,442	(7,395)
Interest expense, net	(19,924)	2,125	(82,347)	(22,191)
Income before income taxes	101,569	27,766	639,639	803,144
Income tax provision (benefit)	(30,000)	(22,000)	219,000	268,000
Net income	$ 71,569	$ 49,766	$ 420,639	$ 535,144
Earnings per common share - basic	$0.03	$0.02	$0.18	$0.24
Earnings per common share - diluted	$0.03	$0.02	$0.18	$0.23
Shares used in basic earnings per share	2,279,269	2,271,435	2,278,284	2,257,998
Shares used in diluted earnings per share	2,283,391	2,288,904	2,294,474	2,280,233

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YOCREAM INTERNATIONAL, INC
BALANCE SHEETS

	October 31, 2004	October 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,806,993	$ 2,644,436
Trade accounts receivable, net	910,010	934,259
Inventories	1,866,051	1,846,989
Other current assets	198,622	247,012
Income taxes receivable	51,154	378,269
Deferred tax asset	194,519	74,250
Total current assets	7,027,349	6,125,215
Fixed assets, net	6,328,875	6,241,922
Intangible and other long-term assets, net	399,672	499,970
	$ 13,755,896	$ 12,867,107
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 403,319	$ 336,333
Accounts payable	1,208,074	1,144,045
Other accrued liabilities	149,206	140,146
Total current liabilities	1,760,599	1,620,524
Long-term debt, less current portion	2,305,939	2,279,667
Deferred income taxes	1,070,720	795,451
Other liabilities	46,060	25,826
Total liabilities	5,183,318	4,721,468
Shareholders' equity		
Common stock, no par value, 30,000,000 shares authorized, 2,282,500 shares issued and outstanding	4,739,581	4,733,281
Retained earnings	3,832,997	3,412,358
Total shareholders' equity	8,572,578	8,145,639
	$ 13,755,896	$ 12,867,107

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